Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

December 11, 2013

VIA EDGAR

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT III, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed November 8, 2013
File No. 333-186073

Dear Ms. Gowetski:
On behalf of Griffin-American Healthcare REIT III, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 5, 2013 relating to the Company’s Pre-Effective Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2013 (Registration No. 333-186073) (the “Registration Statement”).
The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) included in the Amendment.
Our Co-Sponsors, page 8

Comment No. 1: Please disclose when American Healthcare Investors was founded and clarify, if true, that it was founded in connection with the transition of advisory and dealer manager services from affiliates of Grubb & Ellis Company. Please briefly describe the business reasons for this transition of advisory and dealer manager services, quantify any fees or termination payments associated with the transition and disclose when the transition of services was completed.

Response: If acceptable to the Commission, the Company undertakes to revise the Company’s prospectus as set forth in Exhibit A attached hereto. If the disclosure reflected in Exhibit A is acceptable to the Commission, such disclosure will be included in a pre-effective amendment to the Company’s Registration Statement.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Ms. Jennifer Gowetski
Securities and Exchange Commission
December 11, 2013

Conflicts of Interest, page 10

Comment No. 2: We note your disclosure on page 113 that GA Healthcare REIT II’s advisor, which is an affiliate of your advisor, has granted to GA Healthcare REIT II a right of first refusal on all medical and healthcare real estate assets that fit within the investment objectives of GA Healthcare REIT II. Please revise your summary to (i) include this information, (ii) clarify, if true, that GA Healthcare REIT II has the same investment objectives as you, (iii) disclose when you anticipate this right of first refusal will expire and (iv) describe how it will impact your investment opportunities. Please also provide applicable risk factor disclosure.

Response: If acceptable to the Commission, the Company undertakes to revise the Company’s prospectus as set forth in Exhibit B attached hereto. If the disclosure reflected in Exhibit B is acceptable to the Commission, such disclosure will be included in a pre-effective amendment to the Company’s Registration Statement. The Company respectfully notes that risk factor disclosure regarding the right of first refusal is already provided on pages 21-22 of the Prospectus.

Compensation to Our Advisor, Our Dealer Manager and Their Affiliates, page 11

Comment No. 3: We note you have agreed to reimburse your advisor or its affiliates for organizational and offering expenses. Please revise to disclose the amount of organizational and offering expenses incurred to date by you, your advisor or its affiliates.

Response: If acceptable to the Commission, the Company undertakes to revise the Company’s prospectus as set forth in Exhibit C attached hereto. If the disclosure reflected in Exhibit C is acceptable to the Commission, such disclosure will be included in a pre-effective amendment to the Company’s Registration Statement.

Prior Performance Tables, page A-1

Table III, page A-4

Comment No. 4: We note cash distributions to investors exceeded the cash from operating activities for each year. Please revise to identify the other sources of distributions, such as offering proceeds and/or debt.

Response: If acceptable to the Commission, the Company undertakes to revise the Company’s prospectus as set forth in Exhibit D attached hereto. If the disclosure reflected in Exhibit D is acceptable to the Commission, such disclosure will be included in a pre-effective amendment to the Company’s Registration Statement.

Ms. Jennifer Gowetski
Securities and Exchange Commission
December 11, 2013

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Jeffrey T. Hanson

EXHIBIT A

See attached.

	Minimum Offering		Maximum Offering
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$2,000,000	100%	$1,750,000,000	100%
Less Public Offering Expenses:
Selling Commissions	140,000	7.0	122,500,000	7.0
Dealer Manager Fee	60,000	3.0	52,500,000	3.0
Other Organizational and Offering Expenses	20,000	1.0	17,500,000	1.0
Amount Available for Investment	$1,780,000	89.0%	$1,557,500,000	89.0%
Less Acquisition Costs:
Acquisition Fees	$39,000	2.0%	$34,273,000	2.0%
Initial Working Capital Reserve	—	—	—	—
Amount Invested in Assets	$1,741,000	87.0%	$1,523,227,000	87.0%
Our Advisor
We will be advised by Griffin-American Advisor. Our advisor is a subsidiary of and jointly owned by our co-sponsors, American Healthcare Investors and Griffin Capital. Our advisor, which was formed in Delaware on January 11, 2013, will be responsible for supervising and managing our day-to-day operations.

Our advisor will use its best efforts, subject to the oversight, review and approval of our board of directors, to, among other things, research, identify, review and make investments in and dispositions of properties and securities on our behalf consistent with our investment policies and objectives. Our advisor will perform its duties and responsibilities under an advisory agreement, or the advisory agreement, as our fiduciary. All of our officers are principals or employees of American Healthcare Investors or its affiliates.
Our Co-Sponsors
American Healthcare Investors
American Healthcare Investors is a Newport Beach-based investment management firm formed in August 2011 that specializes in the acquisition and management of healthcare-related real estate. The company was founded and is majority owned by Jeffrey T. Hanson, our Chief Executive Officer and Chairman of our Board of Directors; Danny Prosky, our President and Chief Operating Officer and a director; and Mathieu B. Streiff, our Executive Vice President, General Counsel. Nationally recognized real estate executives, Messrs. Hanson, Prosky and Streiff have directly overseen in excess of $18.0 billion in combined acquisition and disposition transactions, more than $8.0 billion of which has been healthcare-related. American Healthcare Investors is the managing member and owns 75.0% of our advisor.

American Healthcare Investors also is the co-sponsor of Griffin-American Healthcare REIT II, Inc., or GA Healthcare REIT II, a publicly-registered, non-traded REIT. In November 2011, the independent directors of GA Healthcare REIT II determined that it was in the best interests of that company and its stockholders to transition advisory and dealer manager services away from affiliates of Grubb & Ellis Company as a result of Grubb & Ellis Company’s financial condition. American Healthcare Investors was thus formed to serve as a co-sponsor of GA Healthcare REIT II, along with Griffin Capital. The transition of the advisory and dealer manager services for GA Healthcare REIT II to affiliates of our co-sponsors was completed in January 2012. GA Healthcare REIT II did not pay any fees or termination payments in connection with such transition other than satisfaction of fees owing under the terminated advisory agreement and a purchase of any right Grubb & Ellis Company may have had to a subordinated distribution upon liquidation. Since American Healthcare Investors and Griffin Capital began to serve as GA Healthcare REIT II's co-sponsors, GA Healthcare REIT II has completed 43 acquisitions, comprising 176 buildings, 85 of which are medical office buildings and 91 of which are healthcare-related facilities, totaling an aggregate of approximately 6,323,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $1,805,812,000, as of November 8, 2013. GA Healthcare REIT II is the only other real estate program sponsored by American Healthcare Investors.

Mr. Hanson has served as Chief Executive Officer and Chairman of the Board of Directors of GA Healthcare REIT II since January 2009. He served as the Chief Executive Officer of Grubb & Ellis Healthcare REIT Advisor, LLC, the former advisor of GA Healthcare REIT II, from January 2009 to November 2011 and as the Chief Executive Officer and President of Grubb & Ellis Equity Advisors, LLC from June 2009 to November 2011. He also served as the Executive Vice President, Investment Programs, of Grubb & Ellis Company, the former sponsor of GA Healthcare REIT II, from December 2007 to November 2011 and served as Chief Investment Officer of several investment management subsidiaries within Grubb & Ellis' organization from July 2006 to November 2011. Mr. Prosky, our President and Chief Operating Officer and a director, has served as President and Chief Operating Officer of GA Healthcare REIT II since January 2009. He served as the President and Chief Operating Officer of Grubb & Ellis Healthcare REIT Advisor, LLC, from January 2009 to November 2011. He also served as the Executive Vice President, Healthcare Real Estate of Grubb & Ellis Equity Advisors, LLC from September 2009 to November 2011, having served as Executive Vice President, Healthcare Real Estate and Managing Director, Healthcare Properties of several investment management subsidiaries within the Grubb & Ellis organization from March 2006 to November 2011. In November 2011, Mr. Hanson and Mr. Prosky resigned from their positions with Grubb & Ellis Company

[Page 8 of S-11/A]

EXHIBIT B

See attached.

Our advisor will also experience the following conflicts of interest in connection with the management of our business affairs:

•	our advisor and its affiliates must determine how to allocate investment opportunities between us and other real estate programs managed by our co-sponsors and their subsidiaries;

•	our advisor may compete with other American Healthcare Investors and Griffin Capital programs for the same tenants in negotiating leases or in selling similar properties at the same time; and

•
our advisor and its affiliates will receive fees in connection with transactions involving the purchase, management and sale of our properties regardless of the quality or performance of the investments acquired or the services provided to us.

Furthermore, pursuant to an agreement between Griffin-American Healthcare REIT Advisor, LLC, an affiliate of our advisor, and GA Healthcare REIT II, Griffin-American Healthcare REIT Advisor, LLC has granted to GA Healthcare REIT II a right of first refusal on all medical and healthcare real estate assets that fit within the investment objectives of GA Healthcare REIT II until the earlier to occur of (i) the date that is six months after the completion of GA Healthcare REIT II’s last offering of shares of its common stock or (ii) the date on which GA Healthcare REIT II has invested all of its available investment equity and achieved a blended loan-to-value ratio of at least 40% across its portfolio of properties. This right of first refusal will expire no later than April 28, 2014, which represents the date that is six months following the completion of GA Healthcare REIT II’s last offering of shares of its common stock. GA Healthcare REIT II has investment objectives similar to ours, and our advisor intends to provide qualified investment opportunities to Griffin-American Healthcare REIT Advisor, LLC to present to GA Healthcare REIT II pursuant to this right of first refusal until such right expires, such that qualified investment opportunities may be rendered unavailable for acquisition by us prior to the expiration of such right of first refusal.

For further information regarding these conflicts and certain conflict resolution restrictions and procedures, see the "Risk Factors — Investment Risks," "Conflicts of Interest — Griffin-American Healthcare REIT II, Inc." and "Conflicts of Interest — Certain Conflict Resolution Restrictions and Procedures" sections of this prospectus.
Our Structure
The following chart indicates the relationship among us, our advisor and certain of its affiliates.

[Page 10 of S-11/A]

EXHIBIT C

See attached.

units measured for the period from inception through the listing date or merger date, as applicable. If our advisor elects to defer the payment and there is a liquidation or sale of all or substantially all of the assets of the operating partnership, then our advisor will be entitled to receive a distribution in redemption of its limited partnership units in an amount equal to 15.0% of the net proceeds from the sale of the included assets, after subtracting distributions to our stockholders and the limited partners who received partnership units in connection with the acquisition of the included assets of (1) their initial invested capital (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) through the date of the liquidity event plus (2) an amount equal to an annual 7.0% cumulative, non-compounded return on such gross proceeds from the sale of shares of our common stock measured for the period from inception through the liquidity event date.

If our advisor receives the subordinated distribution in redemption of its limited partnership units upon a listing, it would no longer be entitled to receive subordinated distributions of net sales proceeds or the subordinated distribution in redemption of limited partnership units upon a termination of the advisory agreement. If our advisor receives the subordinated distribution in redemption of limited partnership units upon termination of the advisory agreement, it would no longer be entitled to receive subordinated distributions of net sales proceeds or the subordinated distribution in redemption of limited partnership units upon listing. In no event will the amount paid under the non-interest bearing promissory note, if any, exceed the amount considered presumptively reasonable by the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association, or the NASAA Guidelines.

Our other organizational and offering expenses, other than selling commissions and the dealer manager fee, are being paid by our advisor or its affiliates on our behalf. As of September 30, 2013, our advisor and its affiliates have incurred expenses on our behalf of approximately $827,000. These other organizational and offering expenses are not our liability until we reach the minimum offering, and then only to the extent that other organizational and offering expenses do not exceed the allowable percentage of our gross offering proceeds. There are many additional conditions and restrictions on the amount of compensation our advisor and its affiliates may receive. For a more detailed explanation of these fees and expenses payable to our advisor and its affiliates, see the “Compensation Table” section of this prospectus.

Prior Investment Programs

The “Prior Performance Summary” section of this prospectus contains a discussion of the programs sponsored by our co-sponsors, American Healthcare Investors and Griffin Capital, through December 31, 2012. The only other investment program previously sponsored by American Healthcare Investors is GA Healthcare REIT II, Inc., whereas Griffin Capital has sponsored a number of other investment programs. Certain financial data relating to the programs sponsored by our co-sponsors is also provided in the “Prior Performance Tables” in Exhibit A to this prospectus. The prior performance of our co-sponsors’ previous real estate programs may not be indicative of our performance and, thus, you should not assume that you will experience financial performance and returns comparable to those experienced by investors in these prior programs. You may experience a small return or no return on, or may lose some or all of, your investment in the shares of our common stock. See “Risk Factors — Investment Risks — We have no operating history. Therefore, you may not be able to adequately evaluate our ability to achieve our investment objectives, and the prior performance of other programs sponsored by American Healthcare Investors and Griffin Capital may not be an accurate predictor of our future results.”

Material Adverse Business Developments — Griffin Capital

As the commercial real estate industry has been affected by the economic crisis, certain Griffin Capital sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2007 have been adversely affected by the disruptions to the economy generally and the real estate market in particular. These economic conditions have adversely affected the financial condition of many of these programs' tenants and lease guarantors, resulting in tenant defaults or bankruptcies. Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current returns to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

In response to these economic stresses, several Griffin Capital sponsored investment programs have altered their overall strategies to focus on capital conservation, debt extensions and restructurings, reduction of operating expenses, management of lease renewals and re-tenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs. These programs include Griffin Capital (Puente Hills) Investors, LLC, which purchased a car dealership that was shut down by its parent company, resulting in a cessation of distributions to investors and the sale of the property at a loss pursuant to a court order. Litigation and arbitration proceedings also are currently ongoing with respect to this program. In addition, the tenants on the properties acquired by Griffin Capital (ARG) Investors, DST and Griffin Capital (Westmont) Investors, LLC declared bankruptcy, resulting in the cessation of distributions to investors in those programs. Furthermore, certain other privately-offered programs sponsored by Griffin Capital have experienced tenant vacancies due to bankruptcies, merger or lease expirations or other similar adverse developments, which has caused certain investments to perform below expectations. For additional information regarding the material adverse business developments experienced by some of the prior investment programs sponsored by our co-sponsors, see the “Prior Performance Summary — Private Programs — Overview — Material Adverse Business Developments” and the “Prior Performance Summary — Private Programs — Overview — Other Private

[Page 16 of S-11/A]

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering	Estimated Dollar Amount for Maximum Offering

•   Subordinated Distribution in Redemption of Limited Partnership Units Upon Listing (payable only if the shares of our common stock are listed on a national securities exchange while Griffin-American Advisor is serving as our advisor)(8)(9)

Upon the listing of the shares of our common stock on a national securities exchange, in redemption of our advisor's limited partnership units, a distribution equal to 15.0% of the amount by which (1) the market value of our outstanding common stock at listing plus distributions paid prior to listing exceeds (2) the sum of the total amount of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) and the amount of cash equal to an annual 7.0% cumulative, non-compounded return to stockholders on the gross proceeds from the sale of shares of our common stock through the date of listing.
		Actual amount depends upon the market value of our common stock at the time of listing, among other factors, and, therefore, cannot be determined at this time.	Actual amount depends upon the market value of our common stock at the time of listing, among other factors, and, therefore, cannot be determined at this time.

(1)
Assumes selling commissions equal to 7.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering, which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 3.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering. However, our dealer manager may, from time to time, enter into selected dealer agreements that provide for reduced selling commissions and an increased dealer manager fee, provided that in no event will the aggregate of the selling commissions and the dealer manager fee be greater than 10.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering. In addition, the amount of selling commissions we pay may be reduced in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisors or banks acting as trustees or fiduciaries and sales to our affiliates. See the “Plan of Distribution” section of this prospectus.

(2)
Other organizational and offering expense reimbursement consists of compensation for incurrence on our behalf of legal, accounting, printing and other accountable offering expenses, including for direct expenses of our advisor’s employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock. Activities of our advisor that may be reimbursed include, but are not limited to, development of sales literature and presentations, planning and participating in due diligence and marketing meetings and generally coordinating the marketing process for us. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expense reimbursement will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Pursuant to the terms of our advisory agreement, we have agreed to reimburse our advisor or its affiliates up to 2.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Our advisor and its affiliates will be responsible for the payment of our cumulative other organizational and offering expenses to the extent they exceed 2.0% of the aggregate gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering without recourse against or reimbursement by us. All organizational and offering expenses, including selling commissions and dealer manager fees, will be capped at 15.0% of the gross proceeds of this offering. As of September 30, 2013, our advisor and its affiliates have incurred expenses on our behalf of approximately $827,000. These other organizational and offering expenses are not our liability until we reach the minimum offering, and then only to the extent that other organizational and offering expenses do not exceed the allowable percentage of our gross offering proceeds.

(3) This estimate assumes the contract purchase price for our assets will be an amount equal to the estimated amount invested in assets in a maximum offering, and that all of the assets purchased are real properties. We have assumed that no financing is used to acquire future assets. However, as disclosed throughout this prospectus, we do expect to use leverage, which would result in higher fees paid to our advisor and its affiliates. Any portion of this fee may be deferred and paid in a subsequent year. Assuming a maximum leverage of 45.0% of our assets, the maximum acquisition fees would be approximately $62,314,000. This amount reflects the aggregate cash and stock portion of the acquisition fee. Furthermore, under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets without the approval of a majority of our independent directors. Generally speaking, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. Assuming, in addition to our other assumptions, a maximum leverage of 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves, the

[Page 98 of S-11/A]

EXHIBIT D

See attached.

TABLE III
OPERATING RESULTS OF PRIOR PROGRAM BY YEAR (UNAUDITED)
GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.
DECEMBER 31, 2012

The following sets forth the unaudited operating results of Griffin-American Healthcare REIT II, Inc., a Prior Real Estate Program that was sponsored by its former sponsor, Grubb & Ellis Company, from inception to January 6, 2012 and by our co-sponsors beginning January 7, 2012. Griffin-American Healthcare REIT II, Inc. is the only Prior Real Estate Program that has been co-sponsored by our co-sponsors. All amounts are as of and for the year ended December 31 for the year indicated, unless otherwise indicated.

	December 31,
	2012	2011	2010	2009
BALANCE SHEET DATA:
Total assets	$1,454,629,000	$499,152,000	$203,996,000	$13,809,000
Mortgage loans payable, net	$291,052,000	$80,466,000	$58,331,000	$—
Lines of credit	$200,000,000	$—	$11,800,000	$—
Stockholders' equity	$860,307,000	$397,357,000	$125,240,000	$13,283,000

	Years Ended December 31,			Period from January 7, 2009 (Date of Inception) through December 31,
	2012	2011	2010	2009	Total
STATEMENT OF OPERATIONS DATA:
Total revenues	$100,728,000	$40,457,000	$8,682,000	—	$149,867,000
Net loss	$(63,244,000)	$(5,774,000)	$(7,423,000)	$(282,000)	$(76,723,000)
Net loss attributable to controlling interest	$(63,247,000)	$(5,776,000)	$(7,424,000)	$(281,000)	$(76,728,000)
STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in) operating activities	$23,462,000	$9,264,000	$(2,881,000)	$(40,000)	$29,805,000
Net cash used in investing activities	$(730,304,000)	$(223,689,000)	$(186,342,000)	—	$(1,140,335,000)
Net cash provided by financing activities	$756,843,000	$253,089,000	$181,468,000	$13,813,000	$1,205,213,000
OTHER DATA:
Distributions paid	$45,594,000	$18,192,000	$4,072,000	—	$67,858,000

Distribution Data Per $1,000 Invested
Cash Distributions to Investors(1)
Sources (on GAAP basis)
- Operating activities	$31.03	$30.07	—	—
- Investing & financing activities	—	—	—	—
- Other (return of capital)	$29.28	$28.98	$54.50	—

Sources of Distributions
Cash flows from operations	$23,462,000	$9,264,000	$—	$—	$32,726,000
Funds from our former sponsor	—	—	259,000	—	259,000
Offering proceeds	22,132,000	8,928,000	3,813,000	—	34,873,000
	$45,594,000	$18,192,000	$4,072,000	$—	$67,858,000

(1) Cash distributions per $1,000 invested exclude distributions to noncontrolling interests.
[Page A-4 of S-11/A]